HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司



2001/2002
Interim Report 中期報告

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2001, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,101 million. As there have been no developments of large scale completed by the Group during the period under review, this represents a decrease of 47% as compared with the net profit recorded in the same period in the previous financial year. Earnings per share was HK$0.64, showing a decrease of 47% from that of the corresponding period in the previous year.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 16th April, 2002.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

The economy of Hong Kong has been adversely affected by the 911 attack incident in the United States. For the six months ended 31st December, 2001, a total of approximately 1,200 units which was attributable to the Group and amounted to approximately HK$2,700 million were sold by the Group. Out of these, there were 500 completed units generating sales proceeds of approximately HK$1,400 million.

During the period, the Group completed the following development projects, namely, 99 Tai Tong Road, Yuen Long with an attributable gross floor area of approximately 210,000 sq.ft., 28 Mercury Street, Hong Kong with an attributable gross floor area of approximately 18,000 sq.ft. and Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong Province with an attributable gross floor area of approximately 410,000 sq.ft.

The Group has commenced presale or sale of the following major development projects:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. 3 Seymour Road	Palatial Crest	63.35	117,384
2. 117 Caine Road Mid-Levels	Casa Bella	50.00	50,945
3. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
4. 28 Ma Tau Kok Road	Metropolitan Rise	80.00	146,675
5. 1-98 King's Park Hill Road	King's Park Hill	61.97	149,418
6. 108 Castle Peak Road	Wealth House	100.00	16,142

Property Sales (cont'd)

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
7. 28 Lo Fai Road Tai Po	Casa Marina I	100.00	226,561
8. 1 Lo Ping Road Tai Po	Casa Marina II	100.00	182,500
9. Tung Chung Town Lot No.1	Tung Chung Crescent - Blocks 7 to 9	20.00	172,631
10. 28 Mercury Street	Supernova Stand	36.38	17,804
11. 99 Tai Tong Road Yuen Long	Sereno Verde - Phase 1	44.00	205,805
12. Kowloon Inland Lot No. 11127 R.P.	Metro Harbour View - Phase 1 (Residential)	72.76	539,349
13. Tseung Kwan O Town Lot No. 57	Park Central - Phase 1	24.59	653,699
		Total attributable interest:	3,218,189
The People's Republic of China			
14. Lot HR-2 Li Wan District Guangzhou (Metro Line One - Changshou Road Station)	Heng Bao Garden	63.43	778,620
15. Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong	Fanghua Garden - Luotao South Zone Villa	15.86	408,563
16. Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong	Green Island House	15.86	108,264
		Total attributable interest:	1,295,447

Land Bank

During the period under review, the Group negotiated with the Government on several agricultural land lots on the land usage conversion premium and for higher development plot ratio and made satisfactory progress in these respects. Amongst these, the conversion premium for the agricultural lands at Lam Tei was finalised and paid during the period under review and the site can be built as a residential project of around 800,000 sq.ft. in total gross floor area. Application for land usage conversion was also made in respect of phase two of the Tai Tong Road project which can be developed into a project with gross floor area of 640,000 sq.ft., of which 440,000 sq.ft. is attributable to the Group. The area of the site located in the northern side of Fanling on Ma Sik Road had been increased to 700,000 sq.ft. with additional acquisition of 250,000 sq.ft. of adjacent agricultural land lots during the period under review. Your Group will aim to develop this site into a residential project with a permitted plot ratio of 5 times with a total gross floor area of over 3 million sq.ft. In addition, the site in Wu Kai Sha is expected to be built as a residential development with a permitted plot ratio of 3 times and this will provide a total gross floor area of 4.2 million sq.ft., of which approximately 1.7 million sq.ft. is attributable to the Group. Also, the agricultural land lots totally consisting of an area of 170,000 sq.ft. and located at Wo Hing Road in Fanling is expected to be built as a residential development with a total gross floor area of approximately 580,000 sq.ft. The plan to develop the Ma Tau Kok South Plant site of 130,000 sq.ft. in site area which is owned by the Group's associated company, The Hong Kong and China Gas Company Limited, had been approved by the Town Planning Board. This site will be built into a residential-cum-commercial project with a total gross floor area of 1.1 million sq.ft. As this property is held under an old leasehold land grant, payment of land premium is not required for the development. Furthermore, the plans for the redevelopment of the shipyard site at Yau Tong Bay showed satisfactory progress. The site is planned for the development of 38 residential towers with a total gross floor area of 9.7 million sq.ft., of which 1.67 million sq.ft. is attributable to the Group. As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 20.7 million sq.ft. In addition, the Group also held a total of approximately 23.3 million sq.ft. of agricultural land.

Property Rental

In the first half of the financial year, the Group's total gross rental income amounted to approximately HK$1,040 million, showing an increase of 2% over that recorded in the corresponding period in the previous financial year and represented as 35% of the total income of the Group for the first half of the current financial year. Although there was a slight adjustment made to the rental level for the office properties of the Group in response to market conditions, the rental income and occupancy in respect of certain shopping arcades of the Group recorded an increase in the period under review. For the period under review, the average occupancy rate of the major rental properties of the Group was 94%. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 6.4 million sq.ft. In respect of another rental property to be held for long term investment purpose, the Airport Railway Hong Kong Station project in which the Group and its listed associate, The Hong Kong and China Gas Company Limited, held a total interest of 47.5%, Phase One of the International Finance Centre was completed in 2000 and leasing was satisfactory, with occupancy being recorded at close to 96%. Phase Two of this project will include a 88-storey office tower with a total gross floor area of 1.95 million sq.ft., of which 14 floors with a total gross floor area of 340,000 sq.ft. were disposed to the Hong Kong Monetary Authority for a consideration of HK$3,699 million. Phase Two will also provide shopping space of 510,000 sq.ft. as well as a hotel complex with a total gross floor area of 1.1 million sq.ft. Being located in the heart of urban central district and coupled with superior quality in construction and design, the project will serve as an ideal office location for large international financial institutions. Leasing of the second phase of the shopping arcade of this project was met with active response.

Henderson Investment Limited

The consolidated net profit of Henderson Investment Limited for the six months ended 31st December, 2001 amounted to approximately HK$768 million. This represents a decrease of 34% as compared with that recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. During the period under review, the total gross rental income of this group was approximately HK$286 million, representing an increase of 28% over that of the previous year. Average occupancy rate of the major rental properties of this group amounted to 94%.

The Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy rate of 92%. As affected by the unfavourable general economic conditions, room tariff rate had been appropriately adjusted during the period under review. Although the retailing business of this group, operated under its Citistore outlets, was also affected by the drop in consumer spending, its turnover for the period under review was only slightly lower than that of the corresponding period in the previous year.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2001, with an increase of 5.1% in profit. The number of customers reached 1,407,408. Investment in gas projects in Mainland China is a long term business development strategy of this group and it is now proceeding with the registration of a holding company, Hong Kong & China Gas Investment Limited, in the Mainland for the purpose of investing in energy projects. This group is also participating in a major national project in Mainland China – the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200-kilometre pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the eastern China market. The total investment cost of this project will be approximately RMB46 billion, of which 45% will be owned by a foreign consortium. Construction of the project will commence in 2002 and the whole pipeline is scheduled to be in full operation in 2005. Concurrently, this group formed another joint venture in Yixing, taking an 80% interest to receive natural gas directly from West-to-East gas pipeline. This group also formed a joint venture in Qingdao-Jimo city. It is expected that natural gas will reach Qingdao and adjacent cities in 2005. In Hong Kong, this group is actively committed to providing clean fuel for light buses and taxis. Five liquefied petroleum gas ("LPG") filling stations have now been built and are now servicing 8,000 taxis per day on average. These stations will be ready to extend their services as filling station for public light buses when the switch from diesel to LPG as fuel for these vehicles takes place in future. This group's construction of the pipelines in the eastern New Territories as well as the pipelines for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok is progressing smoothly. Planning for the construction of a submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island is also under way. Through these, it is anticipated that the revenue of this group will increase. On the property development front, the projects participated by this group include the Airport Railway Hong Kong Station project held for investment purpose, the King's Park Hill, the Sai Wan Ho Ferry Concourse project and the project at Ma Tau Kok South Plant site. These projects are under various stages of development with satisfactory progress and are anticipated to contribute towards earnings to this group following the completion of the respective projects.

Hong Kong Ferry (Holdings) Company Limited reported a 123% increase in profit in the financial year ended 31st December, 2001. This was mainly attributed to the final instalment of the proceeds from the disposal of the right to 50% of the sales proceeds of the residential portion of Metro Harbour View at Tai Kok Tsui Road. Phase I of Metro Harbour View is expected to be completed in mid-2003 and its pre-sale in mid-December 2001 had met with overwhelming response. Being one of the best-selling local residential projects during the period under review, more than 1,100 units have been pre-sold to date. This group is now actively preparing for the launch of pre-sale of Phase II of this project in mid-2002. It is expected that sales of Metro Harbour View will be the major source of revenue for this group in 2002.

Miramar Hotel and Investment Company, Limited recorded HK$80,499,000 in the unaudited profit attributable to shareholders for the six months ended 30th September, 2001, representing an increase of 6.6% over that recorded in the corresponding period in the previous financial year. During the period, the average occupancy rate of the hotel had been slightly reduced to 85% due to the 911 attack incident in the United States. Miramar Shopping Arcade and Miramar Tower recorded occupancy rate of 95%, enabling steady rental income to this group. The overall business result of this group during the period had been satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported a loss of approximately HK$30 million for the six months ended 31st December, 2001, compared with a loss of approximately HK$27 million for the corresponding period in the previous year. During the period, this group further developed its Internet services, data centre, high technology and network infrastructure businesses. iCare users and subscribers grew to a total of over 160,000 as at the end of 2001. This group seeks to integrate its existing businesses and wherever possible, to offer "one-stop shopping" services. It is also exploring a range of partnerships and alliances with leading technology companies while further enhancing the relationship with the large customer base of Henderson group and The Hong Kong and China Gas group.

Henderson China Holdings Limited

Henderson China Holdings Limited reported a consolidated net profit of HK$89.21 million for the six months ended 31st December, 2001, representing a substantial increase of 126% as compared with that in the corresponding period in the previous year. Sale of the newly completed and inventory units, rental income from retail and office properties and profit contribution from the "An-ju" housing project in Tianjin were the main contributing sources of profit recorded by this group for the period under review.

In the first half of the financial year, this group was actively engaged in the sales of Heng Bao Garden development project situated right on top of the Changshou Road Station of the Guangzhou Metro Line. The result of sales of this project, which is still in progress, has been satisfactory. As at the end of 2001, a total of over 900 units, representing more than 70% of all the residential units of this project, were sold. Phase VIII of the jointly-owned Lexi New City project located in Panyu District of Guangdong Province with a total gross floor area of 237,000 sq.m. was completed. During the period under review, the completed units of State Apartments of Henderson Centre in Beijing were re-launched. At the same time, the completed units of the Skycity in Shanghai benefitted from the recent favourable terms promulgated by the municipal government in promoting the property market in Shanghai and this boosted the sale of these property units, generating cashflow and profit for this group. The rental property business of this group also showed satisfactory progress for the period under review. Following the recent completion of construction work of the 5-storey Heng Bao Plaza shopping podium located in Guangdong, leasing of the ground floor and the first basement floor of this property was launched first during the time when the internal fitting and decoration work was still under way. Such leasing efforts were met with satisfactory results with a significant number of shop tenants opened for business during the period under review. In the meantime, progress continued to be made for the leasing of this investment property of this group.

As for the quality property projects of this group which are likely to benefit most from demand for properties arising from the new market developments, this group will take appropriate measures to expedite the relevant development plans. In this connection, this group's project site located at No. 2 Guan Dong Dian, Chao Yang District, Beijing is currently planned to be built as a commercial property project. Design plans for the foundation works as well as for building construction related to this project are presently in progress and it is anticipated that construction work for this project will commence in the second half of this year.

Corporate Finance

In August, 2001, the Group obtained a HK$5.5 billion five-year syndicated loan on favourable terms and only HK$1.2 billion was drawndown from such facility. Also, during the period under review, the Group has, on its own initiative, prepaid in full and cancelled two syndicated loans amounting to HK$10.5 billion in aggregate facility amount which were originally due to expire in mid-2002 and in the first quarter of 2003. However, the Group still possesses abundant committed stand-by funding facilities. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, the vast majority of funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore very small. Further, the Group does not participate in any derivatives trading activities for speculation purpose.

Construction and Property Management

The Group is constantly making efforts to enhance the quality of properties of the Group by improving property design and layout, building materials, environment design and ancillary facilities and management services. In addition, with an objective set to strictly control construction costs, efforts have also been made to identify the most suitable albeit practical building materials and to research and bring in new methods of construction and design. The aim of these exercises is to ensure that property purchasers consider that they get very good value for their money whilst allowing the Group to lower the costs of production, thereby enhancing the competitiveness of the Group. Recently, the construction arm of the Group known as Heng Tat Construction Company Limited received a Considerate Contractors Site Award from the Works Bureau and the Group's property management companies, namely Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, also received over fifty awards of merits. Such awards mainly included the Employers Gold Star Award - Platinum and Gold Awards presented by the Employees Retraining Board, the Green Property - Grand Award for Eco-Business presented by the Hong Kong Productivity Council & Environmental Campaign Committee, the Good People Management Award presented by the Labour Department, the Best & Good Security Management Company Awards presented by the Hong Kong Association of Property Management Companies, and the Panda-Recruit Most Innovative Award for Excellence in Training presented by The Hong Kong Management Association. Also, the property management arm of the Group recently expanded its business and was awarded the property management contracts for a number of property projects of the Housing Department.

PROSPECTS

Recent economic figures released from the United States showed that economic recovery is currently under way. At the same time, signs of improvement also began to emerge in the major European economies. Notwithstanding the global economic slowdown, economic growth in Mainland China has maintained on a steady course. Coupled with the vast business opportunities which will become available resulting from Mainland China's accession to the World Trade Organisation, this is likely to bring about gradual enhancement in the economic vitality of Hong Kong.

In respect of the local property market, the various measures relating to housing policies as promulgated by the Hong Kong SAR Government which included the 10-month halt on sale of Home Ownership Scheme ("HOS") flats together with the reduction of sale of HOS flats to not more than 9,000 units annually and the lowering of household income ceiling limits for qualifying candidates for subsidised public housing all contributed positively to increase demand for residential flats in the private sector. Further, implementation of a flexible government land sale policy also provided a good foundation for the healthy development of the local property market. Concurrently, the eleven consecutive downward adjustments in interest rates and the extremely competitive and favourable terms offered by commercial banks to attract housing mortgage loan business have resulted in the occurrence of housing mortgage loan rates to a historic-low level whilst the ability of local citizens to afford to service housing mortgage loans became unprecedentedly high. Furthermore, with monthly debt servicing for mortgage loans generally being at a level lower than market rent, this has attracted both the end-user buyers as well as the property-investor buyers to acquire properties. In 2002, the Group plans to launch in aggregate approximately 4,300 residential flats for sale from new projects as well as from the existing inventory of completed units. The majority of these units are located at busy urban sites, with a substantial portion being typical small residential flats suited for first-time buyers, which fits well with market demand under the current economic environment.

The Group's 1.22 million sq.ft. Metro City Plaza in Tseung Kwan O is one of the largest shopping centres in Hong Kong and the Tseung Kwan O extension line of the Mass Transit Railway is expected to come into operation by August, 2002 ahead of original schedule, thereby increasing visiting patrons to this shopping centre. Other major shopping centres of the Group are all situate at prime locations with easy access to mass transit and railway networks and enjoy high pedestrian traffic flow. These retail shopping properties are expected to generate increasing rental income to the Group. With the completion of Phase Two of International Finance Centre, total investment properties of the Group will be in excess of 7.5 million sq.ft., with the rental income base of the Company showing a further increase as a result. The operating businesses of the Group's listed associate companies are all making good progress and bring in stable recurrent income to the Group. Such recurrent income from the listed associates added together with rental income generating from the Group's investment property portfolio already provide as a base for steady profit growth for your Group. In addition, the Group is actively planning for the development of several large-scale projects at Tai Tong Road in Yuen Long, Lam Tei, Fanling, Wu Kai Sha and Yau Tong Bay, with a view to increasing property sales of the Group for the next few years. The gross floor area of these projects attributable to the Group will amount to approximately 8 million sq.ft. in aggregate. It is the opinion of the Group that the present time is opportune for business expansion as the local economy being in tune with the latest developments in the global economy already passed its trough in the near term and is now emerging into a new phase of economic environment. In the long run, the Group is capable of utilising its abundant financial resources and business expertise to get the best out of opportunities that are available from the market to expand the Group's businesses in a prudent manner, bringing performance of the Group to re-embark on a growth path.

Interim Financial Statements

Consolidated Profit and Loss Account - unaudited

	Notes	For the six months ended 31st December 2001 HK$'000	2000 HK$'000
Turnover	2	**2,982,655**	4,943,870
Direct costs		**(1,667,529)**	(2,534,108)
		1,315,126	2,409,762
Other revenue		**32,481**	54,098
Other net income	3	**4,198**	74,871
Selling and distribution expenses		**(170,105)**	(204,857)
Administrative expenses		**(241,478)**	(242,193)
Other operating expenses		**(87,450)**	(51,413)
Profit from operations	2	**852,772**	2,040,268
Finance costs	5(a)	**(77,166)**	(284,827)
Non-operating income	4	**110,740**	428,168
		886,346	2,183,609
Share of profits less losses of associates		**681,150**	664,018
Share of profits less losses of jointly controlled entities		**(32,895)**	45,600
Profit from ordinary activities before taxation	5	**1,534,601**	2,893,227
Taxation	6	**(162,749)**	(317,550)
Profit from ordinary activities after taxation		**1,371,852**	2,575,677
Minority interests		**(270,944)**	(479,510)
Profit attributable to shareholders		**1,100,908**	2,096,167
Transfer to capital reserves	16	**(43)**	(21)
Retained profit for the period		**1,100,865**	2,096,146
Interim dividend	7	**602,749**	947,177
Earnings per share	8	**HK$0.64**	HK$1.22

The notes on pages 13 to 25 form part of the interim financial statements.

Interim Financial Statements

Consolidated Statement of Recognised Gains and Losses - unaudited

	Notes	For the six months ended 31st December 2001 HK$'000	2000 HK$'000
Surplus on revaluation of investment properties - jointly controlled entities		—	15,000
Net gains not recognised in the profit and loss account		—	15,000
Net profit for the period		**1,100,908**	2,096,167
Profit realised on dilution of interest in a subsidiary	16	**(34,456)**	—
Investment property revaluation reserve realised during the period	17	**(87,498)**	(284)
		978,954	2,095,883
Total recognised gains		**978,954**	2,110,883
Capital reserve arising on consolidation	16	**272,040**	287,042
		1,250,994	2,397,925

The notes on pages 13 to 25 form part of the interim financial statements.

Interim Financial Statements

Condensed Consolidated Balance Sheet

	Notes	At 31st December, 2001 (Unaudited) HK$'000	At 30th June, 2001 (Audited and restated) HK$'000
Non-current assets			
Fixed assets	9		
- Investment properties		**26,191,643**	26,331,130
- Other fixed assets		**10,330,638**	10,016,349
		36,522,281	36,347,479
Interest in associates		**16,346,517**	15,964,170
Interest in jointly controlled entities		**5,572,778**	5,547,087
Investment in securities		**1,224,718**	934,393
Properties held for development		**4,813,811**	4,796,547
Instalments receivable		**2,047,707**	2,407,034
Other receivables		**—**	2,630,803
		66,527,812	68,627,513
Current assets			
Leasehold land		**3,611,460**	3,492,005
Properties under development		**11,409,886**	11,297,206
Properties held for resale		**48,192**	48,192
Completed properties for sale	10	**5,676,049**	5,807,790
Inventories		**70,406**	62,484
Amounts due from customers for contract work		**82,277**	185,460
Deposits for acquisition of properties		**69,268**	79,869
Loans receivable		**331,082**	294,314
Debtors, prepayments and deposits	11	**1,409,908**	1,021,814
Instalments receivable	12	**438,355**	554,971
Cash held by stakeholders		**15,421**	—
Pledged bank deposits		**20,205**	24,070
Cash and cash equivalents	13	**1,817,266**	1,557,431
		24,999,775	24,425,606
Current liabilities			
Bank loans and overdrafts			
- secured		**63,037**	131,622
- unsecured		**1,231,899**	1,676,776
Unsecured other loans		**783,861**	—
Obligations under finance leases		**730**	1,004
Forward sales deposits received		**236,285**	447
Rental and other deposits		**399,639**	379,118
Creditors and accrued expenses	14	**1,714,559**	2,614,813
Amounts due to customers for contract work		**5,166**	—
Taxation		**308,215**	1,370,972
		4,743,391	6,174,752
Net current assets		**20,256,384**	18,250,854
Total assets less current liabilities		**86,784,196**	86,878,367

Interim Financial Statements

Condensed Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2001 (Unaudited) HK$'000	At 30th June, 2001 (Audited and restated) HK$'000
Non-current liabilities			
Bank loans			
- secured		**206,083**	279,781
- unsecured		**11,920,724**	10,600,582
Unsecured other loans		**—**	783,861
Obligations under finance leases		**218**	470
Land premium		**17**	17
Amounts due to fellow subsidiaries		**3,877,622**	4,507,417
		16,004,664	16,172,128
		70,779,532	70,706,239
Minority interests		**13,215,262**	13,445,786
		57,564,270	57,260,453
Capital and reserves			
Share capital	15	**3,444,280**	3,444,280
Share premium		**8,387,915**	8,387,915
Capital reserves	16	**1,999,498**	1,761,871
Investment property revaluation reserve	17	**13,121,700**	13,209,198
Retained profits	18	**30,610,877**	30,457,189
		57,564,270	57,260,453

The notes on pages 13 to 25 form part of the interim financial statements.

Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Net cash inflow from operating activities	**2,341,726**	6,401,220
Net cash outflow from returns on investments and servicing of finance	**(891,642)**	(1,927,188)
Tax paid	**(1,150,671)**	(496,339)
Net cash outflow from investing activities	**(783,529)**	(222,716)
Net cash (outflow)/inflow before financing	**(484,116)**	3,754,977
Net cash inflow/(outflow) from financing	**1,247,022**	(3,341,969)
Increase in cash and cash equivalents	**762,906**	413,008
Cash and cash equivalents at 1st July	**508,361**	(495,276)
Cash and cash equivalents at 31st December	**1,271,267**	(82,268)

Notes to the Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies adopted in the 2001 annual accounts have been applied to the interim financial statements, except that the Group has in the current period adopted the following revised and new SSAPs issued by HKSA which became effective for accounting periods commencing on or after 1st January, 2001:

(a) Dividends

In prior years, dividends proposed or declared after balance sheet date in respect of an accounting period were recognised as a liability at the balance sheet date. With effect from 1st July, 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date", the company recognises a liability for dividends in the accounting period in which they are declared by directors or approved by shareholders. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior year. The effect of this change has resulted in an increase of HK$947,177,000 in shareholders' funds as at 1st July, 2001, representing the proposed final dividend for the year ended 30th June, 2001.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risk and rewards that are different from those of other segments.

In note 2 to the interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting." In accordance with the Group's internal financial reporting, the Group has determined that business segments should be presented as the primary reporting format and geographical as the secondary reporting format.

(c) Goodwill

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July, 2001 is recognised as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisition after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

Notes to the Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION (cont'd)

In prior years, goodwill was written off on acquisition. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously written off (credited to reserves). However, any impairment arising on such goodwill is recognised in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements.

2 SEGMENTAL INFORMATION

The principal activities of the Group during the period consisted of property development, property leasing, finance, construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

The Group's turnover and contribution from operations are analysed as follows:

By principal activity:

For the six months ended 31st December, 2001

	Property development HK$'000	Property leasing HK$'000	Finance services HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	–	2,982,655
Other revenue	431	–	–	–	903	–	–	–	–	1,334
External revenue	923,580	1,018,375	157,277	201,169	118,542	65,165	86,221	413,660	–	2,983,989
Inter-segment revenue	–	24,795	12,283	11,174	–	–	–	6,485	(54,737)	–
Total revenue	923,580	1,043,170	169,560	212,343	118,542	65,165	86,221	420,145	(54,737)	2,983,989
Segment result	44,290	655,981	169,560	13,115	81,868	22,668	(16,020)	179,294		1,150,756
Inter-segment transactions	16,924	(14,341)	(12,283)	(2,884)	–	932	12,490	(5,240)		(4,402)
Contribution from operations	61,214	641,640	157,277	10,231	81,868	23,600	(3,530)	174,054		1,146,354
Bank interest income										18,125
Unallocated operating expenses net of income										(311,707)
Profit from operations										852,772

Notes to the Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

For the six months ended 31st December, 2000

	Property development HK$'000	Property leasing HK$'000	Finance services HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover (Note)	3,079,464	970,575	261,961	147,304	23,279	72,236	115,949	273,102	—	4,943,870
Other revenue	1,149	5,274	—	1,703	—	—	1,390	—	—	9,516
External revenue	3,080,613	975,849	261,961	149,007	23,279	72,236	117,339	273,102	—	4,953,386
Inter-segment revenue	—	42,353	51,527	278,382	—	—	—	11,911	(384,173)	—
Total revenue	3,080,613	1,018,202	313,488	427,389	23,279	72,236	117,339	285,013	(384,173)	4,953,386
Segment result	904,898	664,737	313,488	43,511	9,792	24,374	23,998	224,637		2,209,435
Inter-segment transactions	96,996	(34,149)	(51,527)	(35,453)	—	292	29,690	(863)		4,986
Contribution from operations	1,001,894	630,588	261,961	8,058	9,792	24,666	53,688	223,774		2,214,421
Bank interest income										41,463
Unallocated operating expenses net of income										(215,616)
Profit from operations										2,040,268

Notes to the Interim Financial Statements (unaudited)

2 **SEGMENTAL INFORMATION** (cont'd)

By geographical market:

For the six months ended 31st December, 2001

	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	**2,530,593**	**452,062**	**—**	**2,982,655**
Other revenue	**431**	**903**	**—**	**1,334**
External revenue	**2,531,024**	**452,965**	**—**	**2,983,989**
Inter-segment revenue	**54,737**	**—**	**(54,737)**	**—**
Total revenue	**2,585,761**	**452,965**	**(54,737)**	**2,983,989**
Segment result	**975,250**	**175,506**		**1,150,756**
Inter-segment transactions	**(4,402)**	**—**		**(4,402)**
Contribution from operations	**970,848**	**175,506**		**1,146,354**
Bank interest income				**18,125**
Unallocated operating expenses net of income				**(311,707)**
Profit from operations				**852,772**

For the six months ended 31st December, 2000

	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover (Note)	4,831,478	112,392	—	4,943,870
Other revenue	9,516	—	—	9,516
External revenue	4,840,994	112,392	—	4,953,386
Inter-segment revenue	384,173	—	(384,173)	—
Total revenue	5,225,167	112,392	(384,173)	4,953,386
Segment result	2,147,469	61,966		2,209,435
Inter-segment transactions	4,986	—		4,986
Contribution from operations	2,152,455	61,966		2,214,421
Bank interest income				41,463
Unallocated operating expenses net of income				(215,616)
Profit from operations				2,040,268

Note: Turnover for the period ended 31st December, 2000 has been restated to exclude bank interest income of HK$41,463,000, reclassified as other revenue, pursuant to the adoption of SSAP 26.

Notes to the Interim Financial Statements (unaudited)

3 OTHER NET INCOME

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Profit on disposal of investment in securities	**—**	72,201
Others	**4,198**	2,670
	4,198	74,871

4 NON-OPERATING INCOME

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Profit on partial disposal of interest in a subsidiary (Note a)	**—**	582,262
Surplus/(deficit) on revaluation of investment in securities	**4,546**	(129,735)
Profit on disposal of fixed assets	**82,875**	—
Profit realised on dilution of interest in a subsidiary (Note b)	**34,456**	—
Goodwill written off	**—**	(24,359)
Others	**(11,137)**	—
	110,740	428,168

Note a : Profit on partial disposal of interest in a subsidiary represented profit arising on the spin-off of Henderson Cyber Limited on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited during the prior interim period.

Note b : The gain arising on dilution of interest in a subsidiary was included in capital reserve and the amount to be released to the profit and loss account is based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

Notes to the Interim Financial Statements (unaudited)

5 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging/ (crediting):

(a) Finance costs:

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Interest on borrowings	**283,020**	517,292
Other borrowing costs	**95,807**	238,350
	378,827	755,642
Less: Amount capitalised*		
- interest	**(231,128)**	(340,126)
- other borrowing costs	**(70,533)**	(130,689)
	77,166	284,827

* Borrowing costs have been capitalised at rates ranging from 3.47% to 4.21% (2000: from 6.52% to 7.93%) per annum.

(b) Items other than those separately disclosed in notes 3 to 5(a):

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Amortisation and depreciation	**72,783**	35,596
Less: Amount capitalised	**(48)**	(64)
	72,735	35,532
Staff cost**	**375,540**	350,554
Less: Amount capitalised	**(19,191)**	(31,089)
	356,349	319,465
Cost of sales		
- completed properties for sale	**782,189**	1,831,417
- inventories	**92,794**	40,922

**Certain part of the Group's staff cost were relating to direct costs.

Notes to the Interim Financial Statements (unaudited)

6 TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
The Group		
- Hong Kong	**85,632**	240,729
- Outside Hong Kong	**2,326**	9,030
Associates	**71,955**	62,879
Jointly controlled entities	**2,836**	4,912
	162,749	317,550

Provision for Hong Kong profits tax has been made at 16% (2000: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7 INTERIM DIVIDEND

After the balance sheet date, the following dividends have been declared by the board of directors, but not provided for in the financial statements.

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Interim dividend at HK$0.35 per share (2000: HK$0.55 per share)	**602,749**	947,177

8 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$1,100,908,000 (2000: HK$2,096,167,000) and on 1,722,140,000 ordinary shares (2000: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

Notes to the Interim Financial Statements (unaudited)

9 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation:			
At 1st July, 2001	**26,331,130**	**10,680,846**	**37,011,976**
Additions	**20,710**	**404,097**	**424,807**
Disposals	**(160,197)**	**(30,186)**	**(190,383)**
At 31st December, 2001	**26,191,643**	**11,054,757**	**37,246,400**
Amortisation and depreciation:			
At 1st July, 2001	**—**	**664,497**	**664,497**
Charge for the period	**—**	**72,783**	**72,783**
Written back on disposals	**—**	**(13,161)**	**(13,161)**
At 31st December, 2001	**—**	**724,119**	**724,119**
Net book value or valuation:			
At 31st December, 2001	**26,191,643**	**10,330,638**	**36,522,281**
At 30th June, 2001	26,331,130	10,016,349	36,347,479

The Group's investment properties and hotel properties were revalued as at 30th June, 2001 by an independent firm of surveyors, Messrs. DTZ Debenham Tie Leung Limited, and Mr. Augustine Wong, the Group's professional valuer who is an associate member of the Hong Kong Institute of Surveyors, on an open market value basis. In the opinion of the directors, there is no significant change in the value of the Group's fixed assets during the period.

10 COMPLETED PROPERTIES FOR SALE

Completed properties for sale include properties of HK$2,538,751,000 (at 30th June, 2001: HK$2,605,981,000) carried at net realisable value.

Notes to the Interim Financial Statements (unaudited)

11 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchaser pursuant to the term of the sale and purchase agreement. Rent in respect of leasing properties are paid by tenants in advance. In respect of retail, most of transactions are carried out on cash basis. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Under 1 month overdue	307,033	199,223
More than 1 month overdue but less than 3 months overdue	72,929	47,083
More than 3 months overdue but less than 6 months overdue	20,292	50,676
More than 6 months overdue	149,165	96,458
	549,419	393,440
Prepayments, deposits and other receivables	860,489	628,374
	1,409,908	1,021,814

12 INSTALMENTS RECEIVABLE

The ageing analysis of instalment receivable is as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Under 1 month overdue	368,178	476,973
More than 1 month overdue but less than 3 months overdue	10,625	10,282
More than 3 months overdue but less than 6 months overdue	11,786	9,285
More than 6 months overdue	47,766	58,431
	438,355	554,971

13 CASH AND CASH EQUIVALENTS

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Deposits with banks and other financial institutions	1,043,810	1,270,455
Cash at bank and in hand	773,456	286,976
	1,817,266	1,557,431

Notes to the Interim Financial Statements (unaudited)

14 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Due within 1 month and on demand	**373,365**	251,744
Due after 1 month but within 3 months	**169,391**	1,097,550
Due after 3 months but within 6 months	**194,954**	179,495
Due after 6 months	**610,259**	794,052
	1,347,969	2,322,841
Other payables and accrued expenses	**366,590**	291,972
	1,714,559	2,614,813

15 SHARE CAPITAL

	No. of shares		Nominal value	
	At 31st December, 2001 '000	At 30th June, 2001 '000	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Authorised Ordinary shares of HK$2.00 each	**1,800,000**	1,800,000	**3,600,000**	3,600,000
Issued and fully paid Ordinary shares of HK$2.00 each	**1,722,140**	1,722,140	**3,444,280**	3,444,280

16 CAPITAL RESERVES

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2001	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871
Capital reserve arising on consolidation	—	272,040	—	—	—	272,040
Realised to profit and loss account (Note 4)	—	(34,456)	—	—	—	(34,456)
Transfer from profit and loss account	—	—	—	—	43	43
At 31st December, 2001	262,089	1,718,742	20,200	(3,971)	2,438	1,999,498

Notes to the Interim Financial Statements (unaudited)

16 **CAPITAL RESERVES** (cont'd)

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the valuation of properties, goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities and foreign currency translation.

Other reserve represents statutory reserve required for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, one of the Group's PRC subsidiaries is required to transfer at least 10% of its profit after taxation, as determined under PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the subsidiary's registered capital. The statutory reserve can be used to make good previous years losses, and not distributable to shareholders.

17 **INVESTMENT PROPERTY REVALUATION RESERVE**

	HK$'000
At 1st July, 2001	**13,209,198**
Realised upon disposal of properties	**(87,498)**
At 31st December, 2001	**13,121,700**

18 **RETAINED PROFITS**

	HK$'000
At 1st July, 2001	
- as originally stated	**29,510,012**
- prior period adjustment in respect of change in accounting policy for dividend recognition	**947,177**
- as restated	**30,457,189**
Retained profit for the period	**1,100,865**
Final dividend approved in respect of the previous year	**(947,177)**
At 31st December, 2001	**30,610,877**

Notes to the Interim Financial Statements (unaudited)

19 COMMITMENTS

(a) The Group had commitments not provided for in these financial statements as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**1,270,795**	1,202,569
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**2,817,955**	2,824,073
(iii) Contracted obligations for funding property development project	**5,507,000**	5,507,000
(iv) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**2,265,200**	2,709,537
	11,860,950	12,243,179

Based on information available at the balance sheet dates, the directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Within 1 year	**7,537,611**	7,893,758
After 1 year but within 2 years	**1,862,126**	1,488,276
After 2 years	**2,461,213**	2,861,145
	11,860,950	12,243,179

Notes to the Interim Financial Statements (unaudited)

19 COMMITMENTS (cont'd)

(b) The Group's total future minimun lease payments under non-cancellable operating lease are payable as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Within 1 year	**18,489**	21,535
After 1 year but within 5 years	**8,474**	10,398
After 5 years	**5,718**	4,360
	32,681	36,293

20 CONTINGENT LIABILITIES

Contingent liabilities of the Group were as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
(a) Guarantees given by the Group to financial institutions on behalf of purchasers of flats	**251,261**	151,314
(b) Guarantees given by the Company to banks to secure banking facilities of jointly controlled entities	**3,376,271**	3,380,529
	3,627,532	3,531,843

(c) The Group has given guarantees to third parties in respect of contracted commitments of its subsidiaries to provide attributable portion of capital to joint property development project and funding of property development project. At 31st December, 2001, the Group had contingent liabilities of HK$5,960,000,000 (at 30th June, 2001: HK$5,960,000,000) in relation to the said guarantees.

(d) Pursuant to the terms of Fixed Telecommunications Network Services licence granted to a subsidiary of the Group on 16th February, 2000, there were contingent liabilities in respect of performance bond guaranteed by a bank on behalf of the subsidiary of the Group amounting to HK$19,000,000 as at 31st December, 2001 (at 30th June, 2001: HK$19,000,000).

21 COMPARATIVE FIGURES

Due to the adoption of revised and new SSAPs during the current period, certain comparative figures have been reclassified or restated to conform with the current period's presentation.

Financial Review

FINANCIAL RESOURCES AND LIQUIDITY

As of 31st December, 2001, shareholders' fund of the Group amounted to approximately HK$57,564 million, as compared to HK$57,260 million that was registered as at 30th June, 2001. As at the end of the interim period under review, the total amount of banking facilities available to the Group amounted to approximately HK$21,776 million, of which HK$17,688 million were obtained from commercial banks on a committed basis. As at the end of the last financial year, the total banking facilities available were HK$27,238 million, of which HK$23,438 million were committed lines. Total net bank borrowings of the Group as of 31st December, 2001 amounted to HK$12,353 million, representing an increase of 3.9% when compared to the net bank borrowings of HK$11,891 million that was recorded as at 30th June, 2001. Bank loans and borrowings are obtained by the Group on an unsecured basis; except for a very small portion of bank borrowings raised in Renminbi in connection with the financing of certain infrastructural projects in Mainland China by a previous associate of the Group which was converted to a subsidiary in late-2000. Otherwise, as at the end of the period under review and as at 30th June, 2001, assets of the Group were not charged to third parties. As at the end of the interim period under review, apart from financing raised by two jointly controlled entities of the Group which are engaged in the development of local property projects in total sum of HK$3,376 million, being at a similar level as that recorded as at 30th June, 2001, for which the Group has given guarantees, the Group has no other off-balance sheet borrowings or any such related contingent liabilities.

During the interim period under review, the Group's subsidiary, Henderson Cyber Limited, acquired certain investment-grade U.S. Dollar debt securities totalling HK$280 million with an aim to enhance treasury investment yield. As a result, investment in securities increased to HK$1,225 million as at 31st December, 2001 and this compared with HK$934 million recorded as at 30th June, 2001. Other than such investments made, the Group did not undertake any significant acquisition or disposal of assets outside its core businesses during the interim period under review.

LOAN MATURITY PROFILE

To continuously implement the Group's financial strategy for lengthening the maturity profile of bank borrowings in a timely manner, the Group has taken advantage of the competitive local banking environment during the period under review and successfully arranged a new HK$5.5 billion five-year revolving loan facility in August, 2001 to cater for the general corporate requirements of the Group at the Group's historical low loan-pricing to replace the HK$5.25 billion syndicated facility that was due to expire in mid-2002. The maturity profile of the Group's outstanding bank loans and borrowings is shown below:

	As at 31st December, 2001 HK$'000	As at 30th June, 2001 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**2,078,797**	1,808,398
After 1 year but within 2 years	**6,391,446**	7,548,492
After 2 years but within 5 years	**4,870,086**	4,018,752
After 5 years	**865,275**	96,980
Total Bank Loans and Borrowings	**14,205,604**	13,472,622
Less: Bank Deposits and Cash	**(1,852,892)**	(1,581,501)
Total Net Bank Borrowings	**12,352,712**	11,891,121

GEARING

The total net bank borrowings to shareholders' fund was recorded at 21% as at 31st December, 2001, being at the same level as that registered at 30th June, 2001. Profit from operations covered 2.25 times of the net interest expenses before capitalization for the interim financial period under review, this compared with the 2.7 times cover for the corresponding period ended 31st December, 2000.

INTEREST RATE EXPOSURE AND FOREIGN CURRENCY EXPOSURE

Interests on bank loans and borrowings of the Group are chargeable mainly based on certain agreed interest margins over the Hong Kong Inter-bank Offer Rate, which is therefore of floating rate in nature. The core operations of the Group are not exposed to any significant foreign exchange rate risks. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, its existing bank borrowings are obtained in both Hong Kong Dollars and Renminbi. Currently, the non-Renminbi borrowings are gradually being replaced by Renminbi-denominated banking facilities in order to reduce the foreign currency exposure. For the outstanding Japanese Yen Fixed-Rate Bonds amounting to Japanese Yen 10 billion, cross-currency swaps have been utilized to convert such borrowing to Hong Kong floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures. As of 31st December, 2001, total outstanding cross-currency swaps amounted to HK$758 million, being the same as that outstanding as at 30th June, 2001.

CAPITAL COMMITMENTS

As at 31st December, 2001, capital commitments of the Group amounted to HK$ 11,861 million, compared with HK$12,243 million as at 30th June, 2001. These are made up mainly by contracted obligations of the Group for funding property development projects as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounting to HK$5,507 million and HK$2,818 million respectively, both being recorded at similar level as at 30th June, 2001. Other capital commitments of the Group related to acquisition of property and future development expenditure that totally amounted to HK$3,536 million of which HK$1,271 million was contracted for as at the end of the interim period under review; the same nature of commitments of the Group amounted to HK$3,912 million of which HK$1,203 million was contracted for as at the end of the previous financial year.

CONTINGENT LIABILITIES

Contingent liabilities of the Group amounted approximately to HK$9,607 million as at 31st December, 2001, representing a slight increase when compared with HK$9,511 million that was outstanding as at 30th June, 2001. These mainly comprised guarantees given to third parties in respect of contracted commitments of the Group to provide attributable portion of capital to joint venture property development projects as well as funding of property development projects and guarantees given by the Group to banks to secure banking facilities of jointly controlled entities, each being recorded at a similar level as that registered as at 30th June, 2001.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 12th April, 2002 to Tuesday, 16th April, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 11th April, 2002. Warrants for the interim dividend will be sent to shareholders on or before Thursday, 25th April, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

EMPLOYEES

As at 31st December, 2001, the number of employees of the Group was about 6,300. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Employees of the Group who are full time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$376 million for the six months ended 31st December, 2001 and HK$350 million for the corresponding period of last year. The total employees' costs for the six months ended 31st December, 2001 included those of a subsidiary which was previously an associated company prior to 1st November, 2000 and the employees' costs of which were not included before that date.

AUDIT COMMITTEE

The Audit Committee met in March 2002 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2001.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2001, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2002

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2001, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Land Development Company Limited	Lee Shau Kee				1,121,914,300 (Note 3)	1,121,914,300
	Lo Tak Shing	11,000				11,000
	Angelina Lee Pui Ling	30,000				30,000
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 11)		62,700
	Fung Lee Woon King	1,020,000				1,020,000
	Leung Sing	85,600				85,600
	Kan Fook Yee		24,000			24,000
	Ho Wing Fun	100				100
	Jackson Woo Ka Biu		2,000			2,000
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,075,859,007 (Note 8)	2,110,638,943
	Lo Tak Shing	404,375				404,375
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	117,711			1,076,739
	Colin Lam Ko Yin	11,000				11,000
	Leung Sing	150,000				150,000
	Ho Wing Fun	1,100				1,100
Henderson China Holdings Limited	Lee Shau Kee				315,108,477 (Note 15)	315,108,477
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lo Tak Shing	2,021				2,021
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Leung Sing	750				750
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 9)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250
	Fung Lee Woon King	465,100				465,100

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
The Hong Kong and China Gas Company Limited	Lee Shau Kee	2,932,886			1,960,925,256 (Note 10)	1,963,858,142
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				252,105,250 (Note 13)	252,105,250
	Woo Po Shing	2,705,000		2,455,000 (Note 11)		5,160,000
	Kan Fook Yee		20,000			20,000
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 11)		3,250
	Leung Hay Man			5,000 (Note 11)		5,000
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 6)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 7)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Zenger Investment Limited	Fung Lee Woon King	1				1
	Leung Sing	2				2
Fordley Investment Limited	Fung Lee Woon King	2,000				2,000
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 11)		1

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Pochette Investment Limited	Leung Hay Man			40 (Note 11)		40
Land Fortune Development Limited	Lo Tak Shing			1 (Note 11)		1
Gain Base Development Limited	Fung Lee Woon King	50				50
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 11)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 11)		4,000
Shellson International Limited	Lee Ka Kit			25 (Note 11)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 11)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 11)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 11)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 11)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Options to subscribe for shares in subsidiaries

(i) As at 31st December, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2001	Exercisable Period	Number of share options granted during the period	Number of share options outstanding at 31st December, 2001
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001–20/08/2004	—	1,500,000
Lee Ka Kit	02/05/2001	1,500,000	02/11/2001–01/11/2004	—	1,500,000

Particulars of outstanding share options of the employee of Henderson China under the Henderson China Share Option Scheme are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Exercisable Period	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2001
12/12/2000	1,000,000	28/06/2001–27/06/2004	—	1,000,000

The above Directors and employee of Henderson China will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

As at 31st December, 2001, share options granted under the Henderson China Share Option Scheme for a total of 4,000,000 shares in Henderson China remained outstanding, representing in aggregate approximately 0.8% of the existing issued share capital of Henderson China. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Directors	2	3,000,000
Employee	1	1,000,000
	3	4,000,000

No share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2001.

(ii) As at 31st December, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Date of Grant	Number of share options at 1st July, 2001	Number of share options granted during the period	Number of share options outstanding at 31st December, 2001
Lee Shau Kee	28/06/2000	2,400,000	—	2,400,000
Colin Lam Ko Yin	28/06/2000	1,200,000	—	1,200,000
Lee Ka Kit	28/06/2000	1,200,000	—	1,200,000
Lee Ka Shing	28/06/2000	1,200,000	—	1,200,000
John Yip Ying Chee	28/06/2000	1,200,000	—	1,200,000
Patrick Kwok Ping Ho	28/06/2000	600,000	—	600,000
Li Ning	28/06/2000	400,000 (Note 18)	—	400,000
Ho Wing Fun	28/06/2000	400,000	—	400,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2001
28/06/2000	1,300,000	—	1,300,000

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2001
28/06/2000	19,750,000	—	1,350,000	18,400,000

Each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2001
04/10/2000	100,000	—	100,000

The employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

As at 31st December, 2001, share options for a total of 28,300,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6% of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	8	8,600,000
Employees	4	1,300,000
Other participants	46	18,400,000
	58	28,300,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2001.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December, 2001, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	1,110,384,700
Hopkins (Cayman) Limited (Note 2)	1,110,384,700
Henderson Development Limited (Note 1)	1,110,192,200
Glorious Asia S.A. (Note 1)	534,039,300
Believegood Limited (Note 1)	215,094,300

Notes:

1 These shares were beneficially owned by Henderson Development Limited ("HD") and its subsidiaries. Glorious Asia S.A. ("Glorious"), a wholly-owned subsidiary of HD, together with its subsidiaries beneficially owned 534,039,300 shares out of these shares. Believegood Limited, a wholly-owned subsidiary of Glorious, beneficially owned 215,094,300 shares.

2 Of these shares, 1,110,192,200 shares are duplicated in the interests described in Note 1. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited was the trustee of the Unit Trust which beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 192,500 shares).

3 Of these shares, 1,110,384,700 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued share capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 by virtue of the SDI Ordinance.

4 Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5 These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

7 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

8 These shares were beneficially owned by FS and certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in FS and the Company as set out in Note 1, Note 2 and Note 3 by virtue of the SDI Ordinance.

9 These shares were beneficially owned by certain subsidiaries of Henderson Investment Limited ("HI"). Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

10 These shares were beneficially owned by certain subsidiaries of HI, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in HI, FS and HD as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

11 These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

12 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13 These shares were beneficially owned by certain subsidiaries of HI. Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

14 Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 3 by virtue of the SDI Ordinance.

16 These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17 These shares were beneficially owned by a subsidiary of HI, FS, certain subsidiaries of the Company and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in HI, FS, the Company and China Gas as set out in Note 1, Note 2, Note 3, Note 8 and Note 10 by virtue of the SDI Ordinance.

18 The number of Share Options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零一年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合盈利為港幣十一億零一百萬元。因期內建成樓宇之總面積較少，故本期盈利較去年同期減少百分之四十七。每股盈利為港幣六角四仙，較上年度同期減少百分之四十七。

董事局宣佈派發中期股息，每股港幣三角五仙，給予二零零二年四月十六日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

售樓成績

本港經濟受美國「九一一」遇襲事故影響，集團截至二零零一年十二月三十一日止之六個月內，售出樓宇自佔共約一千二百個單位，銷售總值約為港幣二十七億元，其中約五百個單位經已建成入伙，售價約為港幣十四億元。

集團於期內建成之地盤，計有香港元朗大棠路99號，自佔樓面約二十一萬平方呎，香港水星街28號，自佔樓面約一萬八千平方呎，及廣東番禺沙灣島洛溪新城第八期，自佔樓面約四十一萬平方呎。

本集團發售中之主要地盤：

地盤位置	大廈名稱	本集團所佔權益 (%)	樓面面積 (平方呎)
香港			
1. 西摩道3號	輝煌豪園	63.35	117,384
2. 港島半山堅道117號	寶華軒	50.00	50,945
3. 紅荔道8號	半島豪庭	50.00	739,276
4. 馬頭角道28號	金都豪苑	80.00	146,675
5. 京士柏山道1-98號	京士柏山	61.97	149,418
6. 青山道108號	富裕居	100.00	16,142

售樓成績（續）

地盤位置	大廈名稱	(%)	本集團所佔權益樓面面積（平方呎）
7. 大埔露輝路28號	淺月灣一期	100.00	226,561
8. 大埔露屏路1號	淺月灣二期	100.00	182,500
9. 東涌市地段1號	東堤灣畔第七至九座	20.00	172,631
10. 水星街28號	耀星華庭	36.38	17,804
11. 元朗大棠路99號	蝶翠峰一期	44.00	205,805
12. 九龍內地段11127號餘段	港灣豪庭一期（住宅）	72.76	539,349
13. 將軍澳市地段57號	將軍澳中心一期	24.59	653,699
		自佔總計：	3,218,189
中國			
14. 廣州市荔灣區HR-2號地段（廣州市地鐵一號線長壽路站）	恒寶華庭	63.43	778,620
15. 廣東番禺沙滘島洛溪新城第八期	芳華花園－洛濤居南區	15.86	408,563
16. 廣東番禺沙滘島洛溪新城第九期	綠茵島水岸別墅	15.86	108,264
		自佔總計：	1,295,447

土地儲備

期內本集團積極就農地補地價及增加地積比率，與政府磋商有良好之進展，其中位於藍地之農地，已於期內落實及支付地價，可建住宅樓面約八十萬平方呎；大棠路二期地塊亦已申請換地，可建樓面約六十四萬平方呎，集團自佔約四十四萬平方呎。期內集團亦增購位於粉嶺北區馬適路之地塊約二十五萬平方呎，連同已持有之地塊，合共約七十萬平方呎，預算爭取發展為五倍之住宅用地，將提供約三百多萬平方呎之樓面。另烏溪沙地盤，估計可作三倍住宅發展，將提供樓面約四百二十萬平方呎，集團自佔約一百七十萬平方呎。此外在粉嶺和興路之十七萬平方呎農地，估計亦可發展為約五十八萬平方呎之住宅樓面。集團旗下之香港中華煤氣有限公司位於馬頭角南廠之十三萬平方呎地盤，已獲城規會批准發展作商住用途，總樓面約一百一十萬平方呎，此地盤因屬舊地契故無需補地價。另外，油塘灣船廠重建計劃進展順利，剛獲城規會批准，整個發展項目計劃興建三十八幢，樓面共約九百七十萬平方呎之住宅樓宇，自佔樓面約一百六十七萬平方呎。集團於半年結日擁有土地儲備自佔樓面共約二千零七十萬平方呎，另有農地土地面積約二千三百三十萬平方呎。

出租物業

集團上半年度總租金收入約為港幣十億零四千萬元，較去年同期增加約百分之二，佔上半年度集團總收入百分之三十五。雖然期內集團之寫字樓租金水平，隨着市場供求情況需作輕微調整，惟個別商場之租金及出租率仍有所增長，而主要收租物業出租率為百分之九十四。於半年結日，集團擁有已建成收租物業自佔樓面共約六百四十萬平方呎。本集團及旗下香港中華煤氣有限公司，共擁有百分之四十七點五權益作長期投資之機鐵香港站國際金融中心，第一期已於二零零零年建成，租務情況理想，出租率接近百分之九十六。第二期包括一百九十五萬平方呎樓高八十八層之寫字樓，其中十四層約三十四萬平方呎已出讓予香港金融管理局，作價為港幣三十六億九千九百萬元，另有約五十一萬平方呎商場及一百一十萬平方呎酒店，此項目處於市區之心臟地帶，加上先進優越之建築及設計，將為國際大型金融機構之理想商址，而商場方面之租務已取得踴躍之回應。

恒基發展

恒基兆業發展有限公司截至二零零一年十二月三十一日止六個月之綜合盈利，為港幣七億六千八百萬元，盈利較去年同期減少百份之三十四，此乃由於去年同期業績包括出售一附屬公司部份權益之溢利約港幣五億八千二百萬元。期內總租金收入約為港幣二億八千六百萬元，較去年同期增加百份之二十八，集團之主要收租物業之平均出租率為百分之九十四。

集團經營之香港麗東酒店及九龍麗東酒店，於期內之平均入住率達百分之九十二，惟平均租金受整體經濟影響而需作適度調整。經營百貨業之千色店期內受市民消費意欲下降影響，營業額略低於去年同期水平。

聯營公司

香港中華煤氣有限公司截至二零零一年底年度之業績平穩增長，較上年度增加百分之五點一。客戶數目續增至1,407,408戶。期內，投資內地燃氣項目為該集團長遠發展策略，並在國內已獲批准成立一間用作投資能源項目之控股公司 — 港華投資有限公司。現正參與一項國家重點項目 — 西氣東輸工程，該項目乃利用全長四千二百公里之輸氣管道，將天然氣從新疆塔里木盆地輸送至華東市場，項目投資總額約為人民幣四百六十億元，外資共佔百分之四十五權益，計劃由二零零二年開始動工，預期於二零零五年實現全線貫通。同時亦在宜興市成立合資公司，將西氣東輸天然氣管道直接供氣予該市，該集團佔百分之八十權益。另外在山東青島即墨市成立之合資公司，預期天然氣將於二零零五年到達青島及鄰近地區。此外，在本港致力於向的士及小型巴士提供潔淨燃料，現已建成五個專用石油氣加氣站，平均每天為超過八千架的士提供服務，待公共小巴改用石油氣燃料，亦將為其提供服務。另該集團亦分別於新界東，鋼線灣數碼港及白石角科學園敷設喉管，亦計劃增設經西九龍填海區至港島西營盤之海底喉管，以增加收益。另外所參與之地產發展項目，包括機場鐵路香港站上蓋，九龍京士柏，西灣河碼頭廣場及馬頭角道南廠等發展項目，各處不同之階段，均有理想進度，將陸續提供盈利貢獻。

香港小輪(集團)有限公司截至二零零一年十二月三十一日止年度之盈利，較去年增加百分之一百二十三。是年度之增長，主要是來自出讓大角咀道「港灣豪庭」住宅部份百分之五十所收取之最後一期出售款項。「港灣豪庭」一期預計於二零零三年中落成，而於二零零一年十二月中開始預售時，市場反應空前熱烈，開售至今已售出超過一千一百伙，成為期內最暢銷樓盤之一。現正積極籌備「港灣豪庭」二期在二零零二年中開始預售。預計「港灣豪庭」之售樓收益將成為該集團二零零二年之主要收入來源。

美麗華酒店企業有限公司截至二零零一年九月三十日止六個月之上半年度未經審核股東應佔溢利為港幣八千零四十九萬九千元，較去年同期增加百分之六點六。期內因發生美國「九一一」遇襲事件，令酒店之平均入住率比去年同期輕微下調至百分之八十五，惟美麗華商場及寫字樓平均出租率達百分之九十五，令租金收入保持平穩，整體業績令人滿意。

恒基數碼

恒基數碼科技有限公司截至二零零一年十二月三十一日止六個月之虧損，約為港幣三千萬元，而去年同期虧損約為港幣二千七百萬元。期內，進一步發展互聯網服務、數據中心、高科技及網絡基建業務，其中「名氣佳」用戶於二零零一年底已超逾十六萬戶。該集團一方面尋求綜合各項現有業務，積極探討提供「壹站式」服務之可行性，另一方面尋求與主要科技公司合作或結盟，藉以進一步加強與恒基集團及煤氣集團之龐大客戶基礎之關係。

恒基中國

恒基中國集團有限公司截至二零零一年十二月三十一日止六個月之綜合盈利，約為港幣八千九百二十一萬元，與上年度同期相比，大幅上升百分之一百二十六。期內之盈利主要來自銷售新近建成物業及現貨單位，商場及辦公樓租金收益，以及天津市「安居工程」項目。

集團在上半年度致力銷售近期落成位於廣州長壽路地鐵站上蓋之「恒寶華庭」項目，截至二零零一年底，已累積售出九百餘個單位，佔整個項目住宅單位總數之七成以上，銷售情況甚為理想。 集團合資發展的「番禺洛溪新城」第八期已於二零零一年十二月竣工，建成樓面面積約為二十三萬七千平方米，銷售亦在繼續進行中。 另北京「恒基中心—滙豪閣」正重新推動銷售，而上海「不夜城廣場」之現貨住宅單位，在期內亦受惠於近期上海市推動房地產之優惠條件而帶動買家入市，為集團套回資金及帶來收益。期內，集團之物業租務亦有理想之進展。隨著廣州「恒寶廣場」五層商場建築工程之完成，位於地下及第一層地庫之商場在內部裝修進行期間率先推出招租，出租情況理想，租戶在期內亦相繼開業，而該項目已出租之面積亦正逐漸增加。

此外，集團正積極部署，把目前持有土地儲備中最具成熟發展條件之項目，按市場需求盡早啟動發展，其中集團位於北京朝陽區關東店2號地段之地盤，現正在籌備建為一個商業物業發展項目，地基及建築之圖則設計亦在進行中，工程預計在今年下半年便可展開。

集團財務

集團於二零零一年八月以優惠條件取得一項五年之五十五億港元之銀團貸款，該貸款至今只動用十二億元。同時集團於期內主動提前取消兩項分別於二零零二年年中及二零零三年首季到期之銀團貸款共港幣一百零五億元，惟集團仍有極充裕之長期備用資金，而集團之貸款除小部份為人民幣外，主要大部份均以港元為基礎，因此外滙風險極低，集團並無參與任何衍生工具之投機活動。

建築與物業管理

集團不斷致力提升樓宇之質素，圖則設計，建築用料，環境設施配合及管理服務。同時亦嚴謹控制建築成本，致力搜羅最合適而實用之材料，及研究與引進新之建築技術及設計，確保買家認為物超所值，亦能降低成本及增強集團之競爭力。近期集團屬下之恒達建築有限公司更獲得工務局頒發公德地盤嘉許獎。另集團旗下之物業管理公司，恒益物業管理有限公司及偉邦物業管理有限公司，亦榮獲逾五十個獎項，主要包括僱員再培訓局之僱主金星獎白金大獎及金星獎、香港生產力促進局及環境保護運動委員會之環保企業獎榮譽金獎、勞工處之良好人事管理獎、香港物業管理公司協會之最佳保安公司及優異保安管理公司，以及香港管理專業協會之最具創意獎等等。集團旗下之物業管理公司為配合擴展業務，近期更成功獲得房屋署轄下屋苑之管理合約。

展望

美國近期公佈之經濟數據均顯示其經濟已開始復甦，歐洲各主要國家之經濟亦有改善之跡象，而中國雖受全球性經濟放緩影響，其經濟仍能保持穩定增長，配合加入世貿所帶來之商機，勢將續漸加強香港之經濟動力。

在本港樓宇市場方面，政府公佈之一連串房屋政策，包括停售居屋十個月，日後減少居屋供應量至每年不多於九千個單位，以及房委會削減資助房屋之入息上限，均能增加對私營房屋之需求。而推行較靈活之賣地政策，亦為樓市健康發展提供一個良好基礎。同時貸款利息經十一次下調，銀行為積極爭取按揭業務而提供極優惠之條件，使按揭利率降至歷史性低位，而供樓能力則創歷來最高水平，供樓普遍低於租金的情況，在吸引自用買家之餘，亦有利投資者入市。集團計劃於二零零二年推出約四千三百個新盤及現貨住宅單位，大部份均位於市區旺地，而較多單位為典型首次置業住宅單位，正適合現時市場發展之需求。

集團擁有將軍澳之新都城商場，樓面約一百二十二萬平方呎，為全港最大商場之一，地鐵提前於八月通車，將使商場更為興旺。而集團其他主要商場均貼近鐵路網絡，地點優越，人流暢旺，均使租金收入增加。國際金融中心第二期落成後，集團之所有收租物業自佔樓面將超逾七百五十萬平方呎，亦將進一步擴大集團之租金收益，連同集團旗下之各上市聯營公司，包括香港中華煤氣有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司，業績良好，均成為集團穩定盈利增長之基礎。此外，集團亦積極部署發展於元朗大棠路、藍地、粉嶺、烏溪沙及油塘灣等多個大型項目，自佔樓面約為八百萬平方呎，以增加未來數年之售樓收益。集團相信本港之經濟已跟隨世界之發展，於近期見底而進入復甦階段，正是擴展業務之好時機。長遠而言，集團定能憑其充裕之財政資源及營運經驗，充份把握市場機會審慎擴展業務，使業績重納增長軌道。

中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
營業額	二	**2,982,655**	4,943,870
直接成本		**(1,667,529)**	(2,534,108)
		1,315,126	2,409,762
其他收入		**32,481**	54,098
其他收益淨額	三	**4,198**	74,871
分銷費用		**(170,105)**	(204,857)
行政費用		**(241,478)**	(242,193)
其他營運費用		**(87,450)**	(51,413)
經營溢利	二	**852,772**	2,040,268
融資成本	五(甲)	**(77,166)**	(284,827)
非營運收入	四	**110,740**	428,168
		886,346	2,183,609
應佔聯營公司溢利減虧損		**681,150**	664,018
應佔共同控制公司溢利減虧損		**(32,895)**	45,600
除稅項前經常性溢利	五	**1,534,601**	2,893,227
稅項	六	**(162,749)**	(317,550)
除稅項後經常性溢利		**1,371,852**	2,575,677
少數股東權益		**(270,944)**	(479,510)
股東應佔溢利		**1,100,908**	2,096,167
撥轉往資本儲備	十六	**(43)**	(21)
本期保留溢利		**1,100,865**	2,096,146
中期股息	七	**602,749**	947,177
每股盈利	八	**港幣0.64元**	港幣1.22元

第十三頁至二十五頁之附註屬本中期財務報表之一部份，應同時參閱。

中期財務報表

已確認收益及虧損綜合計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零一年 港幣千元	二零零零年 港幣千元
投資物業重估盈餘			
一共同控制公司		—	15,000
未確認在綜合損益賬的收益		—	15,000
本期溢利		**1,100,908**	2,096,167
投資附屬公司之權益被攤薄所產生之收益	十六	**(34,456)**	—
本期確認之投資物業重估盈餘	十七	**(87,498)**	(284)
		978,954	2,095,883
已確認淨收益總額		**978,954**	2,110,883
綜合賬項產生之資本儲備	十六	**272,040**	287,042
		1,250,994	2,397,925

第十三頁至二十五頁之附註屬本中期財務報表之一部份，應同時參閱。

中期財務報表

簡明綜合資產負債表

	附註	於二零零一年十二月三十一日（未經審核）港幣千元	於二零零一年六月三十日（已審核及重列）港幣千元
非流動資產			
固定資產	九		
一投資物業		**26,191,643**	26,331,130
一其他固定資產		**10,330,638**	10,016,349
		36,522,281	36,347,479
聯營公司權益		**16,346,517**	15,964,170
共同控制公司權益		**5,572,778**	5,547,087
證券投資		**1,224,718**	934,393
待發展之物業		**4,813,811**	4,796,547
應收分期款		**2,047,707**	2,407,034
其他應收款		**—**	2,630,803
		66,527,812	68,627,513
流動資產			
租賃土地		**3,611,460**	3,492,005
發展中物業		**11,409,886**	11,297,206
待出售物業		**48,192**	48,192
待出售之建成物業	十	**5,676,049**	5,807,790
存貨		**70,406**	62,484
應收客戶合約工程款		**82,277**	185,460
購買物業按金		**69,268**	79,869
應收貸款		**331,082**	294,314
應收賬項、預付費用及按金	十一	**1,409,908**	1,021,814
應收分期款	十二	**438,355**	554,971
保管賬存款		**15,421**	—
已抵押銀行存款		**20,205**	24,070
現金及現金等價物	十三	**1,817,266**	1,557,431
		24,999,775	24,425,606
流動負債			
銀行借款及透支			
一有抵押		**63,037**	131,622
一無抵押		**1,231,899**	1,676,776
其他無抵押借款		**783,861**	—
融資租約之承擔		**730**	1,004
已收預售樓宇訂金		**236,285**	447
租約及其他按金		**399,639**	379,118
應付賬項及應付費用	十四	**1,714,559**	2,614,813
應付客戶合約工程款		**5,166**	—
課税準備		**308,215**	1,370,972
		4,743,391	6,174,752
流動資產淨值		**20,256,384**	18,250,854
總資產減流動負債		**86,784,196**	86,878,367

中期財務報表

簡明綜合資產負債表(續)

	附註	於二零零一年十二月三十一日(未經審核)港幣千元	於二零零一年六月三十日(已審核及重列)港幣千元
非流動負債			
銀行借款			
一有抵押		**206,083**	279,781
一無抵押		**11,920,724**	10,600,582
其他無抵押借款		**—**	783,861
融資租約之承擔		**218**	470
土地補價		**17**	17
同母系附屬公司借款		**3,877,622**	4,507,417
		16,004,664	16,172,128
		70,779,532	70,706,239
少數股東權益		**13,215,262**	13,445,786
		57,564,270	57,260,453
資本及儲備			
股本	十五	**3,444,280**	3,444,280
股份溢價		**8,387,915**	8,387,915
資本儲備	十六	**1,999,498**	1,761,871
投資物業重估儲備	十七	**13,121,700**	13,209,198
溢利保留	十八	**30,610,877**	30,457,189
		57,564,270	57,260,453

第十三頁至二十五頁之附註屬本中期財務報表之一部份，應同時參閱。

中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
營運業務現金流入淨值	**2,341,726**	6,401,220
投資及融資服務回報現金流出淨值	**(891,642)**	(1,927,188)
税項支出	**(1,150,671)**	(496,339)
投資活動現金流出淨值	**(783,529)**	(222,716)
融資前現金(流出)/流入淨值	**(484,116)**	3,754,977
融資現金流入/(流出)淨值	**1,247,022**	(3,341,969)
增加現金及現金等價物	**762,906**	413,008
七月一日之現金及現金等價物	**508,361**	(495,276)
十二月三十一日之現金及現金等價物	**1,271,267**	(82,268)

中期財務報表(未經審核)附註

一　呈列基準

本集團之中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本中期財務報表已根據香港聯合交易所有限公司主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第二十五條「中期財務報告」編製而成。

本中期財務報表所採納之主要會計政策，與編製二零零零／二零零一年度賬目所採用者大致相符，惟集團已於本期內採用以下由香港會計師公會發出之已於二零零一年一月一日生效之經修訂及新增會計準則：

(甲) 股息

在過往年度，結算日後擬派或宣派之股息於結算日計入負債內。由二零零一年七月一日起，根據香港會計師公會頒布的會計實務準則第九條(經修訂)「結算日後之事項」規定，於結算日後由董事宣派或由股東通過之股息已不再被確認為於結算日之債項。此改變已追溯應用於以往年度，故此，二零零一年七月一日的股東權益增加之港幣947,177,000元為截至二零零一年六月三十日止年度的建議派發末期股息。

(乙) 分部報告

分部是本集團內一個從事提供產品或服務(業務分部)，或在某一個經濟環境內(地域分部)提供產品或服務，而可予區別的分類，每一個分部所承受的風險及回報與其他分部皆有所不同。

本集團已根據會計實務準則第二十六條「分部報告」的定義來披露分類收入和業績(見附註二)。根據本集團的內部財務報告，本集團已決定採納以業務分類作為主要分部資料報告形式，並以地區分部報告形式為輔。

(丙) 商譽

根據會計實務準則第三十條「企業合併」，由二零零一年七月一日起因收購附屬公司、聯營公司和共同控制公司所產生之商譽於資產負債表上確認為資產，並於損益賬內以直線法按其預計可使用年期攤銷。由二零零一年七月一日起因收購所產生之負商譽將在資產內扣減，並根據引致負商譽產生的情況進行分析，因應其性質將之確認為收入。在出售附屬公司、聯營公司或共同控制公司時，過往並無於損益賬內攤銷的購入商譽應佔之數額，則會計算入出售時的盈虧內。

中期財務報表(未經審核)附註

一　呈列基準(續)

以往，商譽於產生之年度予以撇除。根據會計實務準則第三十條的過渡條款，本集團選擇不將以往已撇除(計入儲備)的商譽(負商譽)重述。然而，對於該些商譽的任何減值會根據新增的會計實務準則第三十一條「資產減值」確認於損益賬內。這項會計政策的改變對本財務報表沒有重大影響。

二　分類資料

本集團期內主要業務包括物業發展、物業租賃、財務、建築、基建項目經營、酒店業務、百貨業務、發展計劃管理、物業管理及投資控股。

本集團營業額及對經營溢利之貢獻分析如下：

按主要業務：

截至二零零一年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	—	2,982,655
其他收入	431	—	—	—	903	—	—	—	—	1,334
對外收入	923,580	1,018,375	157,277	201,169	118,542	65,165	86,221	413,660	—	2,983,989
分類業務間收入	—	24,795	12,283	11,174	—	—	—	6,485	(54,737)	—
總收入	923,580	1,043,170	169,560	212,343	118,542	65,165	86,221	420,145	(54,737)	2,983,989
分類業績	44,290	655,981	169,560	13,115	81,868	22,668	(16,020)	179,294		1,150,756
分類業務間交易	16,924	(14,341)	(12,283)	(2,884)	—	932	12,490	(5,240)		(4,402)
對經營溢利之貢獻	61,214	641,640	157,277	10,231	81,868	23,600	(3,530)	174,054		1,146,354
銀行存款利息收入										18,125
未能分類之支出減收入淨額										(311,707)
經營溢利										852,772

中期財務報表(未經審核)附註

二　分類資料(續)

截至二零零零年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額(附註)	3,079,464	970,575	261,961	147,304	23,279	72,236	115,949	273,102	—	4,943,870
其他收入	1,149	5,274	—	1,703	—	—	1,390	—	—	9,516
對外收入	3,080,613	975,849	261,961	149,007	23,279	72,236	117,339	273,102	—	4,953,386
分類業務間收入	—	42,353	51,527	278,382	—	—	—	11,911	(384,173)	—
總收入	3,080,613	1,018,202	313,488	427,389	23,279	72,236	117,339	285,013	(384,173)	4,953,386
分類業績	904,898	664,737	313,488	43,511	9,792	24,374	23,998	224,637		2,209,435
分類業務間交易	96,996	(34,149)	(51,527)	(35,453)	—	292	29,690	(863)		4,986
對經營溢利之貢獻	1,001,894	630,588	261,961	8,058	9,792	24,666	53,688	223,774		2,214,421
銀行存款利息收入										41,463
未能分類之支出減收入淨額										(215,616)
經營溢利										2,040,268

中期財務報表(未經審核)附註

二　分類資料(續)

按地區:

截至二零零一年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	**2,530,593**	**452,062**	**—**	**2,982,655**
其他收入	**431**	**903**	**—**	**1,334**
對外收入	**2,531,024**	**452,965**	**—**	**2,983,989**
分類業務間收入	**54,737**	**—**	**(54,737)**	**—**
總收入	**2,585,761**	**452,965**	**(54,737)**	**2,983,989**
分類業績	**975,250**	**175,506**		**1,150,756**
分類業務間交易	**(4,402)**	**—**		**(4,402)**
對經營溢利之貢獻	**970,848**	**175,506**		**1,146,354**
銀行存款利息收入				**18,125**
未能分類之支出減收入淨額				**(311,707)**
經營溢利				**852,772**

截至二零零零年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額(附註)	4,831,478	112,392	—	4,943,870
其他收入	9,516	—	—	9,516
對外收入	4,840,994	112,392	—	4,953,386
分類業務間收入	384,173	—	(384,173)	—
總收入	5,225,167	112,392	(384,173)	4,953,386
分類業績	2,147,469	61,966		2,209,435
分類業務間交易	4,986	—		4,986
對經營溢利之貢獻	2,152,455	61,966		2,214,421
銀行存款利息收入				41,463
未能分類之支出減收入淨額				(215,616)
經營溢利				2,040,268

附註:　截至二零零零年十二月三十一日止六個月的營業額已重新編列,其中港幣41,463,000元的銀行利息收入已從營業額中剔除,並重新列入其他收入項目,以便配合會計實務準則第二十六條之展示格式要求。

中期財務報表(未經審核)附註

三　其他收益淨額

	截至十二月三十一日止六個月	
	二零零一年 港幣千元	二零零零年 港幣千元
出售證券投資溢利	—	72,201
其他	**4,198**	2,670
	4,198	74,871

四　非營運收入

	截至十二月三十一日止六個月	
	二零零一年 港幣千元	二零零零年 港幣千元
出售附屬公司部份權益溢利(附註甲)	—	582,262
證券投資升值／(減值)	**4,546**	(129,735)
出售固定資產溢利	**82,875**	—
投資附屬公司之權益被攤薄所產生之收益(附註乙)	**34,456**	—
商譽撇除	—	(24,359)
其他	**(11,137)**	—
	110,740	428,168

附註甲：出售附屬公司部份權益溢利乃指於去年同期內分拆恒基數碼科技有限公司在香港聯合交易所有限公司創業板上市所產生的溢利。

附註乙：因投資於附屬公司之權益被攤薄所產生之收益包括於資本儲備之中，而計入綜合損益賬之數額乃按照附屬公司相關物業建築完成前之權益轉讓予第三者而定。

中期財務報表(未經審核)附註

五　除税項前經常性溢利

本集團本期之除税項前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本：

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
借款利息	**283,020**	517,292
其他借貸成本	**95,807**	238,350
	378,827	755,642
減：資本化之數額*		
一利息	**(231,128)**	(340,126)
一其他借貸成本	**(70,533)**	(130,689)
	77,166	284,827

* 借貸成本乃按年息率3.47% 至4.21%(二零零零年：6.52%至7.93%)之息率資本化。

(乙) 除已於附註三至五(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
攤銷及折舊	**72,783**	35,596
減：資本化之數額	**(48)**	(64)
	72,735	35,532
員工成本**	**375,540**	350,554
減：資本化之數額	**(19,191)**	(31,089)
	356,349	319,465
出售成本		
一待出售之建成物業	**782,189**	1,831,417
一存貨	**92,794**	40,922

** 本集團員工成本中有部份乃屬於直接成本。

中期財務報表（未經審核）附註

六 税項

(甲) 綜合損益計算表之税項為：

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
集團		
一香港	**85,632**	240,729
一香港以外	**2,326**	9,030
聯營公司	**71,955**	62,879
共同控制公司	**2,836**	4,912
	162,749	317,550

香港利得税準備乃按期內估計應課税溢利之16%（二零零零年：16%）計算。

香港以外税項乃按期內之適用税率就期內在有關境外司法管轄區賺取之估計應課税溢利計算。

(乙) 因時差產生之遞延税項數額不大，故並無撥出遞延税項準備。

七 中期股息

結算日後宣派之股息並未於本財務報表內被確認為結算日之債項，有關資料如下：

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
中期股息一每股港幣三角五仙（二零零零年：每股港幣五角五仙）	**602,749**	947,177

八 每股盈利

每股盈利乃按股東應佔溢利港幣1,100,908,000元（二零零零年：港幣2,096,167,000元），並按期內已發行普通股1,722,140,000股（二零零零年：1,722,140,000股）計算。於二零零零年及二零零一年均無潛在攤薄之每股盈利。

中期財務報表(未經審核)附註

九　固定資產

	投資物業 港幣千元	其他固定資產 港幣千元	合計 港幣千元
成本值或估值：			
於二零零一年七月一日	**26,331,130**	**10,680,846**	**37,011,976**
添置	**20,710**	**404,097**	**424,807**
出售或撇除	**(160,197)**	**(30,186)**	**(190,383)**
於二零零一年十二月三十一日	**26,191,643**	**11,054,757**	**37,246,400**
攤銷及折舊：			
於二零零一年七月一日	**—**	**664,497**	**664,497**
本期折舊	**—**	**72,783**	**72,783**
出售或撇除資產折舊撥回	**—**	**(13,161)**	**(13,161)**
於二零零一年十二月三十一日	**—**	**724,119**	**724,119**
賬面淨值或估值：			
於二零零一年十二月三十一日	**26,191,643**	**10,330,638**	**36,522,281**
於二零零一年六月三十日	26,331,130	10,016,349	36,347,479

本集團之投資物業及酒店物業已於二零零一年六月三十日由獨立估價師戴德梁行及本集團之專業估價師黃浩明先生(香港測量師學會會員)，以公開市值為評估基準進行重估。董事局認為，本集團固定資產之市值在本期內並無特別變化。

十　待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣2,538,751,000元(於二零零一年六月三十日：港幣2,605,981,000元)。

中期財務報表(未經審核)附註

十一 應收賬項、預付費用及按金

本集團設有特定之信貸政策。於樓宇銷售方面，買家需按買賣合約所訂條款支付樓價；於租務方面，租客乃需預付每期應付租金。於零售方面，大部份交易是以現金結算。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

本集團之貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零一年 十二月三十一日 港幣千元	於二零零一年 六月三十日 港幣千元
一個月內到期	**307,033**	199,223
逾期一個月但少於三個月	**72,929**	47,083
逾期三個月但少於六個月	**20,292**	50,676
超過六個月	**149,165**	96,458
	549,419	393,440
預付費用、按金及其他應收賬款	**860,489**	628,374
	1,409,908	1,021,814

十二 應收分期款

應收分期款之賬齡分析如下：

	於二零零一年 十二月三十一日 港幣千元	於二零零一年 六月三十日 港幣千元
一個月內到期	**368,178**	476,973
逾期一個月但少於三個月	**10,625**	10,282
逾期三個月但少於六個月	**11,786**	9,285
超過六個月	**47,766**	58,431
	438,355	554,971

十三 現金及現金等價物

	於二零零一年 十二月三十一日 港幣千元	於二零零一年 六月三十日 港幣千元
銀行及其他金融機構存款	**1,043,810**	1,270,455
銀行活期存款及現金	**773,456**	286,976
	1,817,266	1,557,431

中期財務報表(未經審核)附註

十四 應付賬項及應付費用

應付貿易賬款之到期日分析如下：

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
欠款一個月內及按要求還款	**373,365**	251,744
欠款一個月後及三個月內	**169,391**	1,097,550
欠款三個月後及六個月內	**194,954**	179,495
欠款六個月後	**610,259**	794,052
	1,347,969	2,322,841
其他應付賬項及應付費用	**366,590**	291,972
	1,714,559	2,614,813

十五 股本

	股數		票面值	
	於二零零一年十二月三十一日 千計	於二零零一年六月三十日 千計	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
法定股本				
普通股每股港幣二元	**1,800,000**	1,800,000	**3,600,000**	3,600,000
發行及繳足股本				
普通股每股港幣二元	**1,722,140**	1,722,140	**3,444,280**	3,444,280

十六 資本儲備

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兑儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零一年七月一日結存	**262,089**	**1,481,158**	**20,200**	**(3,971)**	**2,395**	**1,761,871**
綜合賬項產生之資本儲備	**—**	**272,040**	**—**	**—**	**—**	**272,040**
計入損益賬(附註四)	**—**	**(34,456)**	**—**	**—**	**—**	**(34,456)**
由損益賬撥轉	**—**	**—**	**—**	**—**	**43**	**43**
於二零零一年十二月三十一日結存	**262,089**	**1,718,742**	**20,200**	**(3,971)**	**2,438**	**1,999,498**

中期財務報表(未經審核)附註

十六 資本儲備(續)

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

重估儲備、綜合賬項儲備及滙兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽、物業重估及外幣換算所採用之會計政策處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，本集團的其中一間附屬公司在期內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該附屬公司註冊資本的50%。法定儲備基金可用來抵銷過往年度的虧損，但不得分派予股東。

十七 投資物業重估儲備

	港幣千元
於二零零一年七月一日結存	13,209,198
售出物業撥轉損益賬	(87,498)
於二零零一年十二月三十一日結存	13,121,700

十八 溢利保留

	港幣千元
於二零零一年七月一日結存	
一期初(如先前編列)	29,510,012
一前期股息調整(因會計政策改變)	947,177
一期初(重新編列)	30,457,189
本期保留溢利	1,100,865
上年度已通過之末期股息	(947,177)
於二零零一年十二月三十一日結存	30,610,877

中期財務報表(未經審核)附註

十九 承擔項目

(甲) 本集團未包括在賬項內之承擔項目如下：

	於二零零一年 十二月三十一日 港幣千元	於二零零一年 六月三十日 港幣千元
(1) 就物業收購及未來發展及有關內部裝修費用並已簽約之承擔	**1,270,795**	1,202,569
(2) 位於香港以外成立之附屬公司及聯營公司所需承擔的責任	**2,817,955**	2,824,073
(3) 就合約責任提供資金予物業發展項目之承擔	**5,507,000**	5,507,000
(4) 已由董事局批准但尚未簽約之未來發展及有關內部裝修費用	**2,265,200**	2,709,537
	11,860,950	12,243,179

根據結算日之資料，董事局估計本集團於上述承擔項目支付日期如下：

	於二零零一年 十二月三十一日 港幣千元	於二零零一年 六月三十日 港幣千元
一年內	**7,537,611**	7,893,758
一年後及兩年內	**1,862,126**	1,488,276
兩年以後	**2,461,213**	2,861,145
	11,860,950	12,243,179

中期財務報表(未經審核)附註

十九 承擔項目(續)

(乙) 本集團根據不可解除的經營租賃在日後應付的最低付款額總數如下:

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
一年內	**18,489**	21,535
一年後及五年內	**8,474**	10,398
五年後	**5,718**	4,360
	32,681	36,293

二十 或然負債

本集團之或然負債如下:

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
(甲) 本集團為樓宇買家向財務公司發出之擔保	**251,261**	151,314
(乙) 本公司為共同控制公司向銀行發出之擔保	**3,376,271**	3,380,529
	3,627,532	3,531,843

(丙) 本集團向第三者發出擔保保證有關附屬公司就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔。於二零零一年十二月三十一日,該等擔保之或然負債為港幣5,960,000,000元(於二零零一年六月三十日:港幣5,960,000,000元)。

(丁) 按照本集團於二零零零年二月十六日獲授的固定電訊網絡服務牌照的條款,於二零零一年十二月三十一日,本集團就一間附屬公司的銀行履約擔保承擔或然負債為港幣19,000,000元(於二零零一年六月三十日:港幣19,000,000元)。

二十一 比較數字

由於期內採用了經修訂及新增之會計實務準則編製,因此比較數字已經重列或重新分類,以符合本期報表編列。

財務回顧

財務來源及資金流動性

截至二零零一年十二月三十一日，集團股東權益約為港幣五百七十五億六千四百萬元，相對於二零零一年六月三十日之港幣五百七十二億六千萬元。集團可動用之銀行借貸額度截上半財政年度末約為港幣二百一十七億七千六百萬元，當中之港幣一百七十六億八千八百萬元為有承諾銀行貸款額度。截上個財政年底，集團可動用之銀行借貸總額度為港幣二百七十二億三千八百萬元，其中有承諾部份為港幣二百三十四億三千八百萬元。集團截至二零零一年十二月三十一日之銀行淨借貸為港幣一百二十三億五千三百萬元，與截至二零零一年六月三十日之銀行淨借貸港幣一百一十八億九千一百萬元增加百分之三點九。集團的借款均無抵押；除了一間於二零零零年底由集團聯營公司轉為其附屬公司在國內用作投資數個基建項目之小量人民幣借款外，截至本上半年度期末及二零零一年六月三十日，集團並沒有抵押任何資產予第三者。於上半年度底，本集團除了就兩間在本地發展物業之共同控制公司向銀行提用總值港幣三十三億七千六百萬元而提供公司擔保外，並無其他資產負債表外之債項或與此等債項有關之或然負債；此等擔保金額與上財政年度底所記錄的相若。

於本上半年度內，集團之附屬公司恒基數碼科技有限公司購入若干投資級美元債務證券合共港幣二億八千萬元，用以提高財政投資的回報。因此截至二零零一年十二月三十一日，集團的證券投資增加至港幣十二億二千五百萬元，相對於二零零一年六月三十日之港幣九億三千四百萬元。除該等投資外，集團於期內並無在核心業務以外進行大型收購或出售資產。

貸款到期組合

為了繼續執行在適當時機增長集團銀行借貸年期之財政策略，集團在期內藉着本地銀行競爭激烈的環境，於二零零一年八月成功以集團歷來最低息率籌組一項港幣五十五億元之五年期循環貸款，取代於二零零二年中旬到期之港幣五十二億五千萬元銀團貸款，供集團一般營運之用。 集團之銀行借款到期償還概況如下：

	二零零一年 十二月三十一日 港幣千元	二零零一年 六月三十日 港幣千元
償還期：		
一年內	**2,078,797**	1,808,398
一年後及兩年內	**6,391,446**	7,548,492
兩年後及五年內	**4,870,086**	4,018,752
五年後	**865,275**	96,980
銀行借款總額	**14,205,604**	13,472,622
減：銀行存款及現金	**(1,852,892)**	(1,581,501)
淨銀行借貸	**12,352,712**	11,891,121

借貸比率

淨銀行借貸與股東權益比率於二零零一年十二月三十一日為百份之二十一點，與二零零一年六月三十日所記錄的相同。 截至中期業績期末日營業溢利為未撥作資本性支出前的淨利息支出的二點二五倍，相對截於二零零零年十二月三十一日同期內之二點七倍。

利率及外滙風險

本集團之銀行借貸主要按銀行同業拆息基準加若干議定之息差計算利息，故該等利率屬浮動性質。本集團之核心業務不涉及重大之外滙風險，惟其上市附屬公司恒基中國集團有限公司現有之銀行借貸兼用港元及人民幣，目前正逐步以人民幣之銀行借貸取代外幣借貸，從而減低外滙風險。集團之十億日圓定息債券已透過交叉貨幣掉期合約轉為港元浮動息率。金融衍生工具的運用均受到嚴格監控並只用作管理集團之利率及滙率之風險。截二零零一年十二月三十一日未到期的交叉貨幣掉期合約總額約為港幣七億五千八百萬元，與截二零零一年六月三十日所載錄的相同。

資本性承擔項目

截至二零零一年十二月三十一日，集團之資本性承擔額為港幣一百一十八億六千一百萬元，相對二零零一年六月三十日之港幣一百二十二億四千三百萬元。 該等承擔項目主要為集團提供資金予物業發展項目與及對位於香港以外成立之附屬公司及聯營公司提供資金的承擔，分別為港幣五十五億零七百萬元及港幣二十八億一千八百萬元，兩者均與二零零一年六月三十日錄得的相同。集團之其他資本性承擔項目則與物業收購及未來發展費用有關，截至上半年底之總額為港幣三十五億三千六百萬元，其中已簽約部份為港幣十二億七千一百萬元；同樣性質的承擔截至上財政年底則為港幣三十九億一千二百萬元，而已簽約部份則為港幣十二億零三百萬元。

或然負債

截至二零零一年十二月三十一日，本集團之或然負債約為港幣九十六億零七百萬元，較截至二零零一年六月三十日之港幣九十五億一千一百萬元略為上升。 此等或然負債主要包含集團向第三者發出擔保保證有關就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔，與及集團就共同控制公司之銀行借貸向銀行發出之擔保，各項承擔均與二零零一年六月三十日錄得的相若。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

其他資料

截止過戶日期

本公司將於二零零二年四月十二日(星期五)至二零零二年四月十六日(星期二)(首尾兩天包括在內)，暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零二年四月十一日(星期四)下午四時前，送達香港皇后大道東一八三號合和中心19樓本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零二年四月二十五日(星期四)或以前寄送各股東。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

僱員

本集團於二零零一年十二月三十一日有僱員約六千三百人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基中國集團有限公司(「恒基中國」)或其任何附屬公司聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基中國購股權，按恒基中國於一九九六年三月十五日股東特別大會上批准之購股權計劃之規定及條款，認購恒基中國股份。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼購股權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之購股權計劃之規定及條款，認購恒基數碼股份。

截至二零零一年十二月三十一日止六個月之僱員總成本為港幣三億七千六百萬元，而去年同期之僱員總成本為港幣三億五千萬元。截至二零零一年十二月三十一日止六個月之僱員總成本，包括一間於二零零零年十一月一日前為本集團聯營公司之附屬公司，而該公司於此日期前之僱員成本並無計算在二零零零年期內。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零一年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零一年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

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香港，二零零二年三月二十日

披露權益資料

董事權益

於二零零一年十二月三十一日，根據證券（披露權益）條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股（除特別註明外）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業地產有限公司	李兆基				1,121,914,300 (附註3)	1,121,914,300
	羅德丞	11,000				11,000
	李王佩玲	30,000				30,000
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800 (附註11)		62,700
	馮李煥琼	1,020,000				1,020,000
	梁　昇	85,600				85,600
	簡福飴		24,000			24,000
	何永勳	100				100
	胡家驃		2,000			2,000
恒基兆業發展有限公司	李兆基	34,779,936			2,075,859,007 (附註8)	2,110,638,943
	羅德丞	404,375				404,375
	李達民	6,666				6,666
	李鏡禹	959,028	117,711			1,076,739
	林高演	11,000				11,000
	梁　昇	150,000				150,000
	何永勳	1,100				1,100
恒基中國集團有限公司	李兆基				315,108,477 (附註15)	315,108,477
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094 (附註17)	4,245,169,992
	羅德丞	2,021				2,021
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	梁　昇	750				750
	何永勳	5				5
香港小輪（集團）有限公司	李兆基	7,799,220			110,363,090 (附註9)	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250
	馮李煥琼	465,100				465,100

普通股（除特別註明外）（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
香港中華煤氣 有限公司	李兆基	2,932,886			1,960,925,256 （附註10）	1,963,858,142
美麗華酒店企業 有限公司	李兆基				252,105,250 （附註13）	252,105,250
	胡寶星	2,705,000		2,455,000 （附註11）		5,160,000
	簡福飴		20,000			20,000
精威置業 有限公司	胡寶星			3,250 （附註11）		3,250
	梁希文			5,000 （附註11）		5,000
恒基兆業 有限公司	李兆基				8,190 （普通股A股） （附註4）	8,190 （普通股A股）
		35,000,000 （無投票權 遞延股份）			15,000,000 （無投票權 遞延股份） （附註5）	50,000,000 （無投票權 遞延股份）
					3,510 （無投票權B股） （附註16）	3,510 （無投票權B股）
	李家傑				8,190 （普通股A股） （附註6）	8,190 （普通股A股）
	李　寧				8,190 （普通股A股） （附註7）	8,190 （普通股A股）
	李家誠				8,190 （普通股A股） （附註12）	8,190 （普通股A股）
先着置業 有限公司	馮李煥琼	1				1
	梁　昇	2				2
端輝投資 有限公司	馮李煥琼	2,000				2,000
Angelfield Investment Limited	林高演			1 （附註11）		1

普通股(除特別註明外)(續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
寶翠置業有限公司	梁希文			40 (附註11)		40
利士運發展有限公司	羅德丞			1 (附註11)		1
盈基發展有限公司	馮李煥琼	50				50
中國投資集團有限公司	胡家驃			16,000 (附註11)		16,000
興輝置業有限公司	李家傑			4,000 (附註11)		4,000
兆誠國際有限公司	李家傑			25 (附註11)		25
威永投資有限公司	李家傑			5,000 (附註11)		5,000
寶麟發展有限公司	李家傑			5 (附註11)		5
Quickcentre Properties Limited	李家傑			1 (附註11)		1
德朗科技(研制)有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5
美福發展有限公司	李家傑			1,525 (附註11)		1,525
上海興輝置業有限公司	李家傑			見列 (附註14)		見列 (附註14)

購買股份或債券之安排

認購附屬公司股份之購股權

(i) 下列本公司董事獲授本公司之附屬公司恒基中國集團有限公司(「恒基中國」)之購股權，可按恒基中國購股權計劃之規定及條款，認購恒基中國股份。於二零零一年十二月三十一日，該等董事分別擁有恒基中國購股權之權益如下：

董事姓名	授予日期	於二零零一年七月一日可認購股份數目	認購期	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份數目
林高演	21/02/2001	1,500,000	21/08/2001 - 20/08/2004	—	1,500,000
李家傑	02/05/2001	1,500,000	02/11/2001 - 01/11/2004	—	1,500,000

恒基中國僱員尚未按恒基中國購股權計劃行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	認購期	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
12/12/2000	1,000,000	28/06/2001 - 27/06/2004	—	1,000,000

上述董事及恒基中國之僱員將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

於二零零一年十二月三十一日，恒基中國根據購股權計劃授予認購合共4,000,000股恒基中國股份之購股權尚未獲行使，總計約佔恒基中國現時已發行股本0.8%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
董事	2	3,000,000
僱員	1	1,000,000
	3	4,000,000

恒基中國於二零零一年十二月三十一日止六個月內概無按購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

(ii) 下列本公司董事獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之購股權，可按恒基數碼首次公開招股前購股權計劃(「首次購股權計劃」)之規定及條款，認購恒基數碼股份。於二零零一年十二月三十一日，該等董事分別擁有恒基數碼購股權之權益如下：

董事姓名	授予日期	於二零零一年七月一日可認購股份數目	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份數目
李兆基	28/06/2000	2,400,000	—	2,400,000
林高演	28/06/2000	1,200,000	—	1,200,000
李家傑	28/06/2000	1,200,000	—	1,200,000
李家誠	28/06/2000	1,200,000	—	1,200,000
葉盈枝	28/06/2000	1,200,000	—	1,200,000
郭炳濠	28/06/2000	600,000	—	600,000
李　寧	28/06/2000	400,000(附註18)	—	400,000
何永勳	28/06/2000	400,000	—	400,000

恒基數碼僱員尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,300,000	—	1,300,000

其他參與人尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於期內已告作廢可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
28/06/2000	19,750,000	—	1,350,000	18,400,000

上述董事、僱員及其他參與人將可以每股港幣1.25元認購價 (i) 在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii) 在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及 (iii) 在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼購股權計劃（「購股權計劃」）行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	—	100,000

恒基數碼之僱員將可以每股港幣0.89元之認購價，(i) 在二零零零年十月十六日（接納購股權之日）起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii) 在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及 (iii) 在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零一年十二月三十一日，恒基數碼根據首次購股權計劃授予認購合共28,300,000股及根據購股權計劃授予認購合共100,000股恒基數碼股份之購股權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
首次購股權計劃		
董事	8	8,600,000
僱員	4	1,300,000
其他參與人	46	18,400,000
	58	28,300,000
購股權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零一年十二月三十一日止六個月內概無按首次購股權計劃及購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東權益

於二零零一年十二月三十一日，根據證券(披露權益)條例第十六(一)條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下：

公司名稱	權益總數
Rimmer (Cayman) Limited(附註2)	1,110,384,700
Hopkins (Cayman) Limited(附註2)	1,110,384,700
恒基兆業有限公司(附註1)	1,110,192,200
Glorious Asia S.A.(附註1)	534,039,300
Believegood Limited(附註1)	215,094,300

附註：

1 恒基兆業有限公司(「恒兆」)及其附屬公司實益擁有此等股份，恒兆一全資附屬公司Glorious Asia S.A.(「Glorious」)及其附屬公司實益擁有此等股份中之534,039,300股。Glorious之全資附屬公司Believegood Limited實益擁有215,094,300股。

2 此等股份中之1,110,192,200股，其股份權益已於附註1重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託(「單位信託」)之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司(「富生」，而富生實益擁有本公司192,500股)所有已發行附有投票權之普通股。

3 此等股份中之1,110,384,700股，其股份權益已於附註1及附註2重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。此外，5,602,600股由香港中華煤氣有限公司(「中華煤氣」)一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註10。

4 根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

5 富生實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註2及附註3。

6 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

7 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

8 富生及本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有富生及本公司之利益，已列載於附註1、附註2及附註3。

9 恒基兆業發展有限公司(「恒發」)若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註1、附註2、附註3及附註8。

10 恒發若干附屬公司、富生及恒兆一附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生及恒兆之利益，已列載於附註1、附註2、附註3及附註8。

11 此等股份由一間公司(有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權)實益擁有。

12 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

13 恒發若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註1、附註2、附註3及附註8。

14 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司(「興輝」)(李家傑先生所擁有之公司擁有興輝40%股權)與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

15 本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有本公司之利益已列載於附註3。

16 Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

17 此等股份由恒發一附屬公司、富生、本公司若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生、本公司及中華煤氣之利益，已列載於附註1、附註2、附註3、附註8及附註10。

18 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之購股權。

恒基